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[Letterhead of Cooley Godward Kronish LLP]

ETHAN E. CHRISTENSEN
(858) 550-6076
christensene@cooley.com

September 20, 2007

Peggy Fisher, Esq.
Geoffrey Kruczek, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:
CardioNet, Inc.
Registration Statement on Form S-1 (File No. 333-145547)
Amendment No. 1

Dear Ms. Fisher:

        Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client CardioNet, Inc. (the "Company"), is Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on August 17, 2007. The copy of Amendment No. 1 that is enclosed with the hard copy of this letter is marked to show changes from the Registration Statement as previously filed.

        Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated September 11, 2007 (the "Comment Letter") with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Prospectus

        1.    Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

        Response:    The Company acknowledges the Staff's comment and hereby confirms that any preliminary prospectus that it circulates will include all non-Rule 430A information.

Industry Overview, page 2

        2.    Please provide us with supplemental support for the data referenced in your prospectus, marking the relevant sections to support the disclosure. For example, you cite to Frost & Sullivan on page 3 and the Framingham Study on page 57.

        Also, please tell us whether this data was obtained through studies financed by you or prepared for you or at your direction or for the registration statement and whether the studies are publicly available.

        Response:    The Company has attached a table as Exhibit A hereto that summarizes, with respect to data referenced in the Registration Statement, the following information: (i) the specific statement contained in the Registration Statement relating to such data; (ii) the page number of the Registration Statement on which such data is set forth; (iii) the identity of the source document(s) from which such data was obtained; and (iv) whether such data is publicly available for a nominal or no fee. In response to the Staff's request, marked copies of the source documents are being provided supplementally to the Staff under separate cover, tabbed to correspond to the tab numbers listed in the matrix attached hereto as Exhibit A and marked to highlight the relevant supporting information.

The Offering, page 7

        3.    We note your disclosure that you and selling shareholders have granted the underwriters an over-allotment option. Please expand to quantify here and on the cover page of the prospectus the portion of shares to be provided by you and the portion to be provided by the selling shareholders pursuant to this option.

        Response:    The Company respectfully submits to the Staff that it is in the process of determining the portion of shares to be provided by the Company and the portion to be provided by the selling shareholders in the event the underwriters exercise the over-allotment option. The Company hereby confirms that it will disclose such information in an amendment to the Registration Statement as soon as it becomes available.

Risk Factors, page 11

Our business is dependent upon having sufficient monitors . . ., page 15

        4.    We note your disclosure here that your facilities in San Diego are FDA registered and approved as the ultimate manufacturer of your products. We also note your disclosure on page 17 that your manufacturing facilities must be evaluated and qualified. Please reconcile these disclosures.

        Response:    The Company has revised the disclosure on page 17 of Amendment No. 1 as requested.

Use of Proceeds, page 29

        5.    Please clarify whether the intended uses of proceeds referenced in the first and second bullet points will satisfy these obligations in full. As a related matter, we note your disclosure on page 20 that Silicon Valley Bank must approve any replacement of Mr. Sweeney following his resignation or termination. We also note your disclosure on pages 27 and 30 that the terms of your loan and security agreement with Silicon Valley Bank generally prohibit you from paying cash dividends. Please explain whether these provisions expire after you repay the term loan.

        Response:    The Company respectfully advises the Staff that the intended uses of proceeds referenced in the first and second bullet points will satisfy these obligations in full. The Company has added clarifying disclosure on page 29 of Amendment No. 1. The Company also advises the Staff that the above referenced provisions under its loan and security agreement with Silicon Valley Bank will not expire upon repayment of the term loan and will remain in effect until the termination of the loan and security agreement.

Capitalization, page 31

        6.    Please revise to remove the caption "cash and cash equivalents" from the capitalization table.

        Response:    The Company has revised the disclosure on page 32 of Amendment No. 1 as requested.

        7.    Please revise the table to separately show a column for the pro forma effect of the conversion of the preferred shares, exercise of warrants and the repayment of the term loan.

        Response:    The Company has revised the disclosure on pages 31 and 32 of Amendment No. 1 as requested.

        8.    We note the discussion that the information in the prospectus assumes the automatic cashless exercise of warrants upon the completion of the offering. Please provide your basis for assuming the exercise of these warrants. Tell us whether there is a firm commitment or other agreement for the exercise of these warrants.

        Response:    The Company respectfully advises the Staff that the above referenced warrants contain a provision that will result in the automatic cashless exercise of the warrants immediately prior to the closing of an initial public offering by the Company. The Company has revised the disclosure on pages 8, 31, 34, 36, 111 and 113 of Amendment No. 1 to clarify that any automatic cashless exercise referenced in the Registration Statement would be effected pursuant to the terms of the warrants.

Dilution, page 33

        9.    With a view toward clarified disclosure in the prospectus, please disclose in tabular form how the numbers, amounts and percentages in both current tables would change, assuming the sale of all shares being offered by your selling shareholders. Also disclose in tabular form how the numbers, amounts and percentages in the table currently on page 34 would change, assuming all outstanding options and warrants referenced in the first and third bullet points are exercised.

        Response:    The Company has revised the disclosure on pages 35 and 36 of Amendment No. 1 as requested.

Unaudited Pro Forma Consolidated Statements of Operations, page 35

        10.    Please revise to show the historical and pro forma earnings per share and the number of shares used to compute such per share data on the face of the pro forma consolidated statement of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007.

        Response:    The Company has revised the disclosure on pages 38 and 39 of Amendment No. 1 as requested.

        11.    Please tell us whether you acquired patents, patent applications, software or developed or in-process technology. If so, please tell us how you determined that you should not allocate purchase price to these items.

        Response:    In connection with the Company's acquisition of PDSHeart, Inc. the Company did not acquire any patents, patents applications, software or developed or in-process technology. Therefore, no allocation of purchase price was made to these types of assets.

Selected Consolidated Financial Data, page 40

        12.    Please revise the balance sheet item "Total stockholders' equity (deficit)" to include only those amounts under the caption "stockholders deficit" as presented on your balance sheet. Separately present amounts related to redeemable convertible preferred stock that is presented in the mezzanine in your balance sheet.

        Response:    The Company has revised the balance sheet caption "Total stockholders' equity (deficit)" to include only those amounts under the caption "stockholders deficit" as presented in its balance sheets. Additionally the Company has separately presented amounts related to its redeemable convertible preferred stock that is presented in the mezzanine section of the balance sheet.

Management's Discussion and Analysis . . ., page 42

        13.    Please tell us whether your arrangement with Qualcomm includes a fixed or minimum financial commitment. If so, tell us why you should not make disclosure about that commitment in MD&A and in the notes to financial statements.

        Response:    The Company advises the Staff that its arrangement with Qualcomm does not include a fixed or minimum financial commitment. However, Qualcomm has the right to terminate the agreement if the Company fails to maintain an agreed upon number of active monitoring devices on the Qualcomm network. Clarifying disclosure has been added on pages 44 and F-28 of Amendment No. 1.

Critical Accounting Policies and Significant Judgments and Estimates, page 43

        14.    We note that on pages 45 and F-12 you refer to using the valuation of an independent third party when determining fair value of your common stock and valuing assets acquired in the business combination. While management may elect to take full responsibility for valuing the equity instruments and assets, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

        Response:    The Company's management takes full responsibility for the valuation of the equity instruments and assets, issued and acquired. As such, the Company has removed the reference to the independent valuation firm on pages 46, 47 and F-12 of Amendment No. 1.

Stock-Based Compensation, page 44

        15.    Since the valuation of your common stock as of December 31, 2006 was retrospective, we believe the following disclosures would be helpful to an investor since changes in methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

  •
  The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

  •
  A discussion of the significant factors, assumptions and methodologies used in determining fair value for stock options granted during the twelve months prior to the date of the most recent balance sheet.

  •
  A discussion of each significant factor contributing to the difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted during the twelve months prior to the date of the most recent balance sheet.

  •
  A description of the valuation method used along with significant assumptions and the reasons why you choose that method. Also, indicate how the methodology and assumptions changed as you moved closer to the offering.

        Response:    The Company has revised the disclosure in MD&A relating to stock based compensation to include the following:

  •
  The aggregate intrinsic value of all outstanding options based on the midpoint of the IPO price range.

  •
  A discussion of the significant factors, assumptions and methodologies used in determining fair value for stock options granted during the twelve months prior to the date of the most recent balance sheet.

  •
  A discussion of each significant factor contributing to the difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted during the twelve months prior to the date of the most recent balance sheet.

  •
  A description of the valuation method used along with significant assumptions and the reasons we used this method. The Company also indicated how the assumptions were changed as it moved closer to the offering.

Valuation of Goodwill and Intangible Assets, page 45

        16.    Please more specifically disclose how you determined the fair values of the acquired intangible assets. In that regard, please identify models and, to the extent important to an understanding of the valuations, significant assumptions.

        Response:    The Company has revised the disclosure on page 49 of Amendment No. 1 as requested.

        17.    In light of the significance of goodwill and intangible assets recorded in the recent acquisition please expand to more specifically address how you will perform impairment testing. Please also address the nature and extent of subjective estimates and uncertainties inherent to that testing, including discussion of the susceptibility of management estimates to change.

        Response:    The Company has revised the disclosure on pages 49 and 50 of Amendment No. 1 as requested.

Statement of Operations Overview, page 46

        18.    Please disclose the income statement classification of the charges described under "non-recurring expenses."

        Response:    The Company has revised the disclosure on page 52 of Amendment No. 1 as requested.

Results of Operations, page 48

        19.    Please revise to separately quantify the increases in patient revenues attributed to geographic expansion, increased prescriptions and the acquisition.

        Response:    The Company has revised the disclosure on page 53 of Amendment No. 1 as requested.

General and Administrative Expense, page 48

        20.    Please also specifically describe why the allowance for doubtful accounts doubled between December 31, 2006 and June 30, 2007. Clarify the extent to which there has been any deterioration in the collectibility of accounts receivable. Also describe any significant changes in methodologies or underlying assumptions on which the estimates are based.

        Response:    The Company has revised the disclosure in Note 2 on page F-9, Summary of Significant Accounting Policies, Accounts Receivable Concentration of Credit Risk and Allowance for Bad Debt, to separate the allowance for doubtful accounts recorded in connection with the acquisition of PDSHeart from those associated with the remainder of the Company's business. The Company has elected to record the acquired allowance from PDSHeart so that it can continue to monitor and potentially collect these amounts. The net impact of recording the acquired allowance and the related receivables resulted in recording accounts receivable at their estimated fair value as of the date of the acquisition. In addition, the Company's disclosure on page 53 of Amendment No. 1 was updated for the six month period ended June 30, 2007 and 2006 to clarify the change in the Company's provision for bad debts for the six month period ended June 30, 2007. The Company believes these additional disclosures more clearly explain why the allowance for doubtful accounts doubled between December 31, 2006 and June 30, 2007.

Contractual Obligations and Commitments, page 53

        21.    In light of the significant acquisition, please also disclose contractual obligations and commitments assumed from the acquired business.

        Response:    The Company has revised the disclosure on page 58 of Amendment No. 1 as requested.

Business, page 55

Sales and Marketing, page 66

        22.    Expand to identify any customer who accounted for 10% or more of total revenues during fiscal years 2005 and 2006 and fiscal quarter ended June 30, 2007.

        Response:    The Company advises the Staff that no customer other than Medicare accounted for more than 10% of the Company's consolidated revenues for (A) the year ended December 31, 2006 (pro-forma) or (B) the six months ended June 30, 2006 (actual). Further, the Company expects that no customer other than Medicare will account for 10% or more of the Company's revenues for the year ending December 31, 2007 or for any other period for the foreseeable future as its customer concentration continues to trend downward. In light of the foregoing, the Company respectfully believes that no identification of any customer is required in the prospectus and that any identification of historically significant customers would be misleading.

Randomized Clinical Study, page 69

        23.    We note your disclosure here and throughout your prospectus concerning the recently completed randomized clinical study. We also note that according to your Web site, the results of this study were published in the Journal of Cardiovascular Electrophysiology, the chief editor of which is Dr. Prystowsky, who is a member of your board of directors and medical advisory board. Also according to your Web site, Dr. Prystowsky recused himself from the Journal's review of the study and a guest editor was chosen who chose the reviewers and oversaw the entire review process, which was blinded to Dr. Prystowsky. Please expand your disclosure here to include this information. Please also provide us with a copy of this study, clearly marked to support the disclosed results.

        Response:    The Company has added the requested disclosure on page 74 of Amendment No. 1. In response to the Staff's request, a marked copy of the study is being provided supplementally to the Staff under separate cover.

Other Published Reports, page 71

        24.    Given your disclosure here summarizing the results of four studies, please file the consents required by Rule 436. Also, please furnish a marked copy of these studies for our review.

        Response:    In response to the Staff's request, marked copies of the studies are being provided supplementally to the Staff under separate cover. The studies referenced in the Company's disclosure are described in publications that are publicly available for a nominal fee, and as such the Company does not believe that it has to obtain or file consents to reference the studies under Rule 436.

Competition, page 72

        25.    Tell us the basis for your statement that you have "the leading market share" in the mobile cardiac arrhythmia monitoring industry. Also expand your disclosure to include your specific market share and the market shares of the competitors referenced in your disclosure.

        Response:    The Company has based its statement regarding its market share in the mobile cardiac arrhythmia monitoring industry in part on its experience gained from its interactions with physicians, payors and others in the health care services industry and in part on a 2007 report from Frost & Sullivan that is not available for a nominal or no fee. A marked copy of the report is being provided supplementally to the Staff under separate cover. The Company respectfully advises the Staff that it has obtained consent from the third party for the use of such information that is not available for a nominal or no fee. In addition, the Company has revised the disclosure on page 77 of Amendment No. 1 to provide expanded information regarding its market share and the market shares of its competitors.

Manufacturing, page 76

        26.    We note your disclosure here and on page 15 that Jabil Circuit will close its San Diego facility during the third quarter of 2007, and will move its facility to Tempe, Arizona. Please clarify whether the Arizona facility is a new or existing facility and, if a new facility, when it will be fully operational.

        Response:    The Company has revised the disclosure on pages 15 and 82 of Amendment No. 1 to add the requested disclosure. The Company respectfully advises the Staff that the facility in Tempe, Arizona is existing and fully operational.

        27.    As a related matter, we note that you intend to commercialize your C3 system during the third quarter of 2007. We also note your disclosure on page 15 that you have experienced and may experience delays in supplying monitors, primarily when converting to a new generation of monitor. Given that Jabil Circuit is the primary manufacturer of your system and intends to transfer its operations to Arizona during this quarter, please expand your disclosure to describe the availability of alternative suppliers or manufacturers for your system.

        Response:    The Company has added the requested disclosure on page 82 of Amendment No. 1.

Facilities, page 77

        28.    Please quantify the portion of your San Diego headquarters that is used for office space and the portion that is used for manufacturing.

        Response:    The Company has added the requested disclosure on page 82 of Amendment No. 1.

Management, page 79

        29.    We note that Exhibit 10.10 to this registration statement appears to describe an agreement between CardioNet and your prior investors regarding the nomination and election of directors. Please expand your disclosure here to briefly describe such arrangement, naming the counterparties, and identify each of your current directors who was nominated and elected pursuant to this arrangement. See Item 401(a) of Regulation S-K. Please also file a copy of the Second Amended and Restated Voting Rights Agreement dated March 18, 2004 as an exhibit to this registration statement.

        Response:    The Company has added the requested disclosure on pages 87 and 88 of Amendment No. 1. The Company respectfully submits to the Staff that the voting agreement referenced in the added disclosure is not required to be filed with the Registration Statement under Item 601(b)(10) of Regulation S-K because the agreement will be automatically terminated in accordance with its terms and all material obligations thereunder will have been satisfied as of the Company's initial public offering and will no longer be material to the Company as of that time. In addition, in light of the disclosure added to Amendment No. 1, filing the voting agreement will not provide investors with any additional material information regarding this arrangement.

        30.    We note your disclosure here that Mr. Wood was one of your seven directors as of June 30, 2007. Given that you have not identified Mr. Wood in any of your three classes of directors on page 82, please disclose when his term of office expires or when it expired, as appropriate.

        Response:    The Company respectfully advises the Staff that Mr. Wood resigned from the Company's board of directors, effective as of September 14, 2007. Accordingly, the Company has deleted references to Mr. Wood on pages 84, 86, 114 and 115 of Amendment No. 1.

Board Composition, page 82

        31.    Please disclose whether a majority of your board of directors is independent. See Item 407(a)(1)(iii) of Regulation S-K.

        Response:    The Company has added the requested disclosure on page 87 of Amendment No. 1.

Executive Compensation, page 85

Compensation Discussion and Analysis, page 85

        32.    We note your disclosure that your compensation programs "should reward consistent performance that meets or exceeds expectations." Please clarify what is meant by "expectations." For example, are you referring to individual or corporate performance goals? Please note that such performance-related factors are generally required to be disclosed pursuant to Item 402(b)(2) of Regulation S-K.

        Response:    The Company advises the Staff that the Company does not base compensation decisions on any objective or specific performance related factors, criteria or goals at either the corporate or individual level. Instead, performance is determined based on the subjective judgment of the members of the Company's compensation, nominating and corporate governance committee, or, in the past, by the Company's chief executive officer, compensation committee or our Board of Directors. The Company has revised the disclosure on page 90 of Amendment No. 1 accordingly.

        33.    We note your disclosure that you take into account available data regarding the aggregate amount and elements of compensation paid by companies of "similar size and stage of development." Please expand to identify these other companies and define what you mean by "similar size and stage of development." Also identify the "numerous portfolio companies" with whom members of your board are affiliated. Explain whether the compensation packages of these companies contain similar types and structures of compensation that you have provided to your executive officers. Also specify how each component of your compensation program and the aggregate amount of compensation paid relates to the data you have analyzed from these companies. See Item 402(b)(2)(xiv).

        Response:    The Company advises the Staff that the Company has not used compensation data from other companies in making compensation decisions. Rather, the Company's directors and chief executive officer have acquired general familiarity with compensation practices at other companies through their professional careers and associations. This familiarity provides the context in which they have made compensation decisions regarding the Company. Because the Company has not used compensation data from other companies in making these decisions, the Company cannot identify any such company in the prospectus. The Company is also not aware of whether the compensation packages of other companies contain similar types and structures of compensation that the Company provides to its executive officers. The Company's expectation is that many companies provide salary and stock options as does the Company, but that other companies may have various other elements of compensation, such as cash bonus programs, which the Company does not have.

        The Company respectfully submits that a listing of companies with which the directors are affiliated would incorrectly suggest that the Company has reviewed the compensation practices at the listed companies, used those companies as benchmarks in its compensation process, or limited the universe of experience that the chief executive officer or directors have used in making their compensation decisions. Similarly, a statement describing the "size and stage of development" of the Company would be misleading as it could incorrectly suggest that there is a defined peer group in which the Company believes it participates, or to which it refers when making compensation decisions. The Company has revised the disclosure on page 90 of Amendment No. 1 to clarify that it has not used compensation data from any other company in making its compensation decisions and to remove references that might suggest otherwise.

        34.    Please clarify the extent to which the data you have analyzed from other companies impacts the amount of compensation paid and the elements that are included in your compensation program. We note your disclosure that such data is "taken into account," which does not appear to sufficiently describe why you choose to pay each element or amount of compensation. Also clarify the degree to which an individual's and/or your company's performance factors into compensation decisions.

        Response:    The Company advises the Staff that it has not analyzed compensation data from other companies in determining the components or amount of compensation for its executive officers. Rather, the decision of what elements of compensation to pay and the amount of each element were determined by the Company based on an informal, subjective review of each executive's performance and market factors. The Company has described why it pays each element of compensation and the amounts paid in the section entitled "Elements of Executive Compensation." The Company has also revised the disclosure on pages 90 and 91 of Amendment No. 1 to clarify how experience with other companies is used in setting executive compensation.

Role of Chief Executive Officer in Compensation Decisions, page 85

        35.    We note your disclosure that Mr. Sweeney makes recommendations annually to the compensation committee with respect to annual salary adjustments, bonuses and stock option grants. Expand to state whether the compensation committee and ultimately the board of directors approved the recommendations made by Mr. Sweeney. If the amounts established by your board of directors were different from those recommended by your compensation committee, explain how they differed. Also disclose whether the recommendations of Mr. Sweeney were adopted without change by your compensation committee, or explain how they differed.

        Response:    The Company has revised the disclosure on pages 90 and 91 of Amendment No. 1 to clarify Mr. Sweeney's role in setting the compensation of other executive officers, both historically and on a prospective basis, and the relationship between Mr. Sweeney's recommendations and the executives' compensation.

Elements of Executive Compensation, page 86

        36.    We note that you do not generally pay cash bonuses, except with respect to your CEO. Expand to explain why your CEO is eligible to receive such bonuses while your other executives are not. Also explain the circumstances under which you have awarded or may award your CEO a cash bonus and the factors considered by your board in determining that such a bonus was warranted.

        Response:    The Company advises the Staff that since 2005, it has not paid cash bonuses to its CEO or other executive officers, except in limited instances in order to facilitate the exercise of stock options. The Company has corrected the disclosure on page 91 of Amendment No. 1.

Base Salary, page 86

        37.    We note your disclosure that base salary is based primarily on market factors and that you believe the base salaries of your executives are commensurate with the general salary levels for "similar positions" in companies of "similar size and stage of development." Expand to specify for each named executive officer how their base salary relates to the data you have analyzed from other companies, identifying the other companies and the "similar positions" you have used for comparative purposes. See Item 402(b)(2)(xiv).

        Response:    The Company advises the Staff that it has not analyzed compensation data from other companies in determining base compensation for its executive officers. Rather, it's belief with respect to the size of executives' base salaries relative to market is based on the informal experience of the Company's chief executive officer and board members and anecdotal evidence and experience gained through the Company's recruiting efforts and from other employees. The Company has also revised the disclosure on page 91 of Amendment No. 1 to clarify how experience with other companies is used in setting executive compensation.

        38.    As a related matter, please expand your disclosure to discuss in more detail how you determined the compensation levels for each of your named executive officers. Your revised disclosure should also compare and discuss the differences in compensation among all of your executive officers and should address all components of your compensation program.

        Response:    The Company has expanded the disclosure on pages 91 and 92 of Amendment No. 1 as requested.

Long-term Incentive Program, page 86

        39.    We note your disclosure here and on pages 88 and 90 that Mssrs. Sweeney, Wood and Forese were awarded stock options or stock awards for fiscal year 2006. Please disclose with specificity the basis for each of these awards, including any individual and corporate achievements upon which such awards were based. See Item 402(b)(2)(v)-(vii). Also, given your disclosure here that you have considered the overall number of shares held by Mr. Sweeney when determining the level of his equity award, please explain how the amount of shares he holds relates to his stock award for 2006.

        Response:    The Company advises the Staff that no stock awards were granted to Messrs. Sweeney, Wood or Forese in 2006, and no stock options were granted to Messrs. Sweeney or Forese in 2006. The Company has corrected the disclosure on page 92 of Amendment No. 1 to reflect the foregoing and expand on how the amount of the option granted to Mr. Wood in 2006 was determined.

        40.    We note the disclosure on page 87 that the committee did not authorize the grant of restricted stock or restricted stock awards for the year ended December 31, 2006. Reconcile this with the "stock awards" grants reflected in the summary compensation table by discussing those awards in the appropriate narrative section.

        Response:    The Company respectfully submits that the compensation committee did not authorize the grant of restricted stock or restricted stock awards for the year ended December 31, 2006. The amounts described in the column of the summary compensation table entitled "Stock Awards" reflect the dollar amount realized by the Company for financial statement reporting purposes in 2006 in connection with the vesting of shares of the Company's Common Stock that were issued upon exercise of stock options prior to the vesting date of such options, calculated in accordance with SFAS No. 123R. The Company has added clarifying disclosure on page 94 of Amendment No. 1.

Summary Compensation Table, page 88

        41.    We note your disclosure on page 79 that Mr. Marsh has been your CFO since March 2007. We also note that no other individuals are identified as having served in this capacity prior to Mr. Marsh. Compensation information must be disclosed for all individuals who served as your CFO or acted in a similar capacity at any time during your 2006 fiscal year. Given that you have not provided such disclosure for any individual who served or acted as your CFO for fiscal year 2006, please confirm that your company operated without a CFO during that time period and expand your disclosure accordingly.

        Response:    The Company has added the requested clarifying disclosure on page 94 of Amendment No. 1. The Company respectfully advises the Staff that Michael Forese served as the Company's principal financial and accounting officer during fiscal year 2006 and the Company operated without a Chief Financial Officer during such period.

        42.    We note that Mr. Wood was granted 400,000 stock options in 2006. Revise the table or provide footnote disclosure to describe this grant.

        Response:    The Company has added the requested disclosure on page 94 of Amendment No. 1.

        43.    Please expand your disclosure to include the material terms of Mr. Sweeney's employment contract, filed as Exhibit 10.6 to this registration statement. See Item 402(e)(1)(i).

        Response:    The Company has added the requested disclosure on page 94 of Amendment No. 1.

        44.    Also, in an appropriate location, expand to discuss the special bonus paid to Mr. Sweeney in 2007, as disclosed on page 104.

        Response:    The Company has added the requested disclosure on page 94 of Amendment No. 1.

Potential Payment Under Employment Arrangements, page 89

        45.    Please file a copy of the September 2006 loan agreement between you and Mr. Wood as an exhibit to this registration statement. Also expand your disclosure to include the information required by Item 404(a)(5) of Regulation S-K.

        Response:    The Company has added disclosure on page 112 of Amendment No. 1 to describe the material terms of the subject loan. The Company respectfully submits to the Staff that the above referenced loan agreement is not required to be filed with the Registration Statement under Item 601(b)(10) of Regulation S-K because the subject loan has been repaid and is no longer material to the Company. In addition, in light of the disclosure added to Amendment No. 1, filing the agreement will not provide investors with any additional material information regarding this arrangement.

Non-Employee Director. Compensation, page 99

        46.    Please describe in a footnote the amount paid as "All Other Compensation" to Dr. Rubin.

        Response:    The Company has added the requested footnote disclosure on page 106 of Amendment No. 1.

Related Party Transactions, page 102

        47.    Identify the officers and directors and disclose the nature of their relationships with the various entities discussed here.

        Response:    The Company has added the requested disclosure on page 110 of Amendment No. 1.

        48.    For each transaction described in this section, expand the disclosure to include the material terms of the transactions and of securities issuances, rather than cross referencing investors to other locations in the filings.

        Response:    The Company has added the requested disclosure on pages 110, 111 and 112 of Amendment No. 1.

Preferred Stock Financings, page 102

        49.    According to the signature page and Exhibit A of Exhibit 10.10, Inglewood LLC, one of your 5% stockholders, participated in the preferred stock financings referenced in your disclosure. We also note that Mr. Daniel Wood, who is one of your directors, is affiliated with Inglewood. Please expand your disclosure here to include the information required by Item 404(a) with respect to Inglewood LLC and its participation in your preferred stock financings. Please also file a copy of the stock purchase agreement for your March 2007 mandatorily convertible preferred stock financing as an exhibit to this registration statement. See Item 601(b)(10).

        Response:    The Company has added the requested disclosure on pages 110 of Amendment No. 1. The Company respectfully submits to the Staff that the above referenced stock purchase agreement is not required to be filed with the Registration Statement under Item 601(b)(10) of Regulation S-K because all material obligations thereunder will be satisfied as of the Company's initial public offering.

Bridge Financings, page 103

        50.    Please expand your disclosure concerning your bridge financings to include the specific dollar amount of each related person's interest. Also disclose the amount of warrants issued to each related person referenced in your disclosure and the dollar value of each related person's interest. Please also file copies of the warrants and the agreements related to the bridge financings as exhibits to this registration statement.

        Response:    The Company has added the requested disclosure on page 111 of Amendment No. 1. The Company respectfully submits to the Staff that the above referenced agreements and warrants are not required to be filed with the Registration Statement under Item 601(b)(10) of Regulation S-K because the warrants will no longer be outstanding, all material obligations under the agreements will have been satisfied prior to the Company's initial public offering and the agreements and warrants will no longer be material to the Company as of the completion of the offering. In addition, in light of the disclosure added to Amendment No. 1, filing the agreements and warrants will not provide investors with any additional material information regarding the bridge financing transactions.

Loan Program, page 104

        51.    Provide more detailed information regarding the loan program, specifically with regard to your named executive officers and directors.

        Response:    The Company has added the requested disclosure on pages 111 and 112 of Amendment No. 1.

        52.    We note your disclosure on page F-23, which states that in February 2007, "certain officers" exercised outstanding options to purchase shares of your common stock pursuant to your loan program. We also note that the principal balance on the outstanding note was $501,150 as of June 30, 2007. Please tell us the "certain officers" who exercised these options, the dollar value of such options, the amount due on each officer's note and the rate at which interest accrues, or disclose all required information. Please also file copies of these loan agreements as exhibits to this registration statement.

        Response:    The Company has added the requested disclosure regarding loans extended to our named executive officers and directors pursuant to the loan program on pages 111 and 112 of Amendment No. 1. The other loans extended under the loan program were made to employees of the Company who were and are not executive officers or directors. The Company respectfully submits to the Staff that the above referenced loan agreements are not required to be filed with the Registration Statement under Item 601(b)(10) of Regulation S-K because the subject loans have been repaid and are not material to the Company. In addition, in light of the disclosure added to Amendment No. 1, filing the loan agreements will not provide investors with any additional material information regarding the loan program.

        53.    Expand to discuss the development agreement to provide services to an affiliate of a shareholder, as briefly referenced in footnote 10 on page F-24.

        Response:    The Company has added the requested disclosure on page 112 of Amendment No. 1.

Principal and Selling Stockholders, page 105

        54.    We note the table is blank, and we may have additional comments on this and related sections of the prospectus when you provide the required disclosure in the next amendment.

        Response:    The Company acknowledges the Staff's comment.

Underwriting, page 120

        55.    We note that underwriters expect to sell your common stock to accounts over which they exercise discretionary authority. Please confirm to us that you will include in your prospectus the identity of these underwriters prior to circulating any version of this registration statement. Please see Item 508(j) of Regulation S-K.

        Response:    The Company acknowledges the Staff's comment and hereby confirms that it will include the requested disclosure in the Registration Statement prior to circulating any version thereof.

        56.    Please identify which underwriters have performed investment banking and advisory services for you.

        Response:    The Company has added the requested disclosure on page 130 of Amendment No. 1.

CardioNet, Inc. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

        57.    Please amend the second paragraph of the audit report to refer to the standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1. Additionally, please revise to indicate the city and state where issued, as required by Rule 2-02 of Regulation S-X.

        Response:    The Company's independent registered public accounting firm has amended the second paragraph of its audit report and has indicated the city and state where the report was issued, as set forth on pages F-2 of Amendment No. 1.

Consolidated Balance Sheets, page F-3

        58.    Please revise the sub-totals for "Total shareholders' deficit" as of December 31, 2005 and 2006 to include only those items included under the caption "Shareholders' deficit."

        Response:    The Company has revised the disclosure on pages F-3 of Amendment No. 1 as requested.

Consolidated Statements of Cash Flows, page F-6

        59.    Please tell us why depreciation and amortization decreased by $3.2 million in 2006.

        Response:    Depreciation expense associated with the Company's medical devices dropped by approximately $3.2 million from 2005 to 2006 as a large number of cardiac monitoring devices capitalized during 2003 and 2004 with an original cost of approximately $6.0 million became fully depreciated during late 2005 and early 2006.

        60.    Please tell us why you present "mandatorily redeemable convertible preferred stock issued in connection with bridge loan" and "mandatorily redeemable convertible preferred stock issued as consideration for PDSHeart" as a cash inflows from financing activities. Explain why these items are not non-cash financing/investing activities under SFAS 95.

        Response:    The mandatorily redeemable convertible preferred stock issued in connection with the bridge loan and the manditorily redeemable convertible preferred stock issued as consideration for PDSHeart acquisition are considered non-cash financing activities under SFAS 95. The Company has revised the disclosure on page F-6 of Amendment No. 1 as requested.

Note 2. Summary of Significant Accounting Policies, page F-7

Accounts Receivable Concentration of Credit Risk . . ., page F-8

        61.    Please revise to disclose the amount or percentage of accounts receivable due from third party payors, physicians and patients.

        Response:    The Company has revised the disclosure on page F-8 of Amendment No. 1 as requested.

        62.    Tell us why the balance of the allowance for doubtful accounts at the end of 2006 is not the same as the balance as of the beginning of 2007. Please revise the disclosure as necessary.

        Response:    The Company has revised the disclosure on page F-9 of Amendment No. 1 to correct this misclassification.

Goodwill and Acquired Intangible Assets, page F-9

        63.    Please tell us what you mean by the reference to "sustained period" in the policy statement about goodwill impairment. Further clarify how that policy is consistent with the provisions of SFAS 142.

        Response:    The Company has corrected the disclosure of its policy on page F-9 of Amendment No. 1 by removing the reference to "sustained period."

Revenue Recognition, page F-9

        64.    In explaining your revenue policies, please also explain how you provide equipment to customers/patients, the disposition of that equipment at the end of a monitoring arrangement and how you account for monitoring equipment. Also clarify whether there are fees or charges associated with providing that equipment, including how you account for any such fees or charges.

        Response:    The Company has expanded its disclosure regarding revenue policies on page F-10 of Amendment No. 1 to describe how it provides equipment to its customers/patients, the disposition of the monitoring equipment and how the Company accounts for the equipment. The Company's disclosure on page F-10 of Amendment No. 1 also clarifies that there are no charges or fees related to the equipment because the equipment component of the Company's service is included in the per diem or case rate payment.

        65.    Please expand to describe the nature of a "case rate" payment.

        Response:    The Company has expanded its disclosure on page F-10 of Amendment No. 1 to describe the nature of a case rate payment.

        66.    Please expand to identify the nature of the other "services" provided to an affiliate of a stockholder.

        Response:    The Company has expanded its disclosure on page F-10 of Amendment No. 1 as requested.

Stock-Based Compensation, page F-11

        67.    Please provide the SFAS 123 pro forma disclosures about stock based compensation for 2005 and 2004 or tell us why those disclosures are not required. Refer to paragraphs 84 and 85 to SFAS 123(R). If you previously used the minimum value method and relied on the paragraph 85 exception, please disclose so.

        Response:    The Company used the minimum value method for pro forma disclosure purposes prior to the adoption of FAS 123(R). The Company respectfully advises the Staff that SFAS 123 pro forma disclosures about stock based compensation for 2005 and 2004 are not required based upon the provisions of FAS 123(R), paragraph 85.

        68.    Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the fair value of the underlying shares of common stock for options issued within the year preceding the contemplated offering. Also include common shares issued during the period.

  •
  Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements.

  •
  Tell us the objective evidence and analysis which supports your determination of the fair value at each grant date and stock issuance date.

  •
  Clarify how you considered the issuances of the mandatorily redeemable convertible preferred stock in March 2007 and the warrants to purchase Series D-1 preferred stock at an exercise price of $3.50 per share in March and August 2007.

  •
  Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed that would contribute to fluctuations in fair value.

  •
  Provide us with a chronological bridge of management's fair value per share determinations to the current estimated per share offering price. Indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of pricing discussions.

        Response:    A schedule showing in chronological order the date of grant, optionee, number of options granted, exercise price, fair value of the underlying shares of common stock, and compensation expense recorded by the Company for options issued by the Company after June 30, 2006 is being provided supplementally to the Staff under separate cover. The schedule also sets forth information with respect to common stock issued by the Company during the same period. As shown on the schedule, the compensation expense amounts reflected in the schedule reconcile to the amounts recorded in the Company's financial statements within an immaterial difference of $14,781.

        The evidence and analysis supporting the Company's determination of fair value as set forth in the schedule, the nature of events occurring during this period that would contribute to fluctuations in fair value, the bridge between these fair value determinations and the current estimated offering price and information regarding discussions with underwriters regarding pricing are as follows:

Valuation Date: July 31, 2006, Common Stock valued at $0.81 per share

        As of July 31, 2006, the Company had no plans for the PDSHeart acquisition and had spoken only on a limited basis with prospective investment banking firms regarding a potential strategic transaction or initial public offering involving the Company. The Company had received only preliminary indications of interest for a potential initial public offering with pre-money valuations of approximately $150 million. The Company was advised that the anticipated timing of any initial public offering would be approximately two years away. At this time the probabilities of an initial public offering or strategic transaction were included in the Company's financial models as 20% and 0%, respectively, because the Company's growth had stalled. Based on the foregoing, the estimated fair value of the Company's Common Stock determined in connection with the probability weighted expected returns method (the "PWER Method") described in greater detail on page 47 of Amendment No. 1 was $0.81 per share. The options granted by the Company in October 2006 and on January 11, 2007 were issued at the $0.81 per share valuation because no significant event had occurred involving the Company which, in the judgment of the Company's Board of Directors, resulted in a material change to the value of the

Company's Common Stock since the value of the Common Stock was determined by the Company's Board of Directors on July 31, 2006.

Meeting with Underwriters: January 2007

        In January 2007, the Company entered into discussions with underwriters in conjunction with preparations for the offering of shares of its Mandatorily Redeemable Convertible Preferred Stock. The underwriters advised the Company that the estimated price per share of the Company's Common Stock sold in an initial public offering would be between $8.00 and $13.00 per share.

Valuation Date: February 16, 2007, Common Stock valued at $2.52 per share

        As of February 16, 2007, the Company had entered into an agreement providing for the Company's acquisition of PDSHeart contingent upon the Company's ability to raise at least $80 million in a financing transaction. The acquisition was expected to result in significantly higher revenues as well as a significant increase in the Company's cash balance. Management viewed the PDSHeart acquisition positively in terms of increasing the probability that the Company would be able to complete an initial public offering, in part because the acquisition was expected to give the Company's product line and operations greater public exposure. The Company had also achieved a significant increase in revenue in the fourth quarter of 2006 and expected a further increase in the first quarter of 2007 due to planned geographic expansion and increased patient service revenues. Based on the foregoing, the Company held the probability of an initial public offering at 20% and increased the probability of a strategic transaction to 10%, and the estimated fair value of the Company's Common Stock was determined using the PWER Method to be $2.52 per share. The options that were granted in February 2007 have an exercise price of $2.52 per share.

Valuation Date: March 8, 2007, Common stock valued at $3.05 per share

        As of this date, the Company had completed the PDSHeart acquisition and issued $115 million worth of its Mandatorily Redeemable Convertible Preferred Stock, which significantly increased working capital and the Company's revenue forecast, attributable in large part to the planned geographic expansion and increased patient services revenues resulting from the completion of the PDSHeart acquisition. As a result of the offering of shares of Mandatorily Redeemable Convertible Preferred Stock, the Company increased the probability of an initial public offering included in the Company's financial models to 50% and increased the probability of a strategic transaction to 30%. No changes were made to the Company's estimation of the offering price of a potential initial public offering. Based on the foregoing, the estimated fair value of the Company's Common Stock determined in connection with the PWER Method was determined by the Company to be $3.05 per share. The options granted by the Company in April and May 2007 were issued at the $3.05 per share valuation because no significant event had occurred involving the Company which, in the judgment of the Company's Board of Directors, resulted in a material change to the value of the Company's Common Stock since the value of the Common Stock was determined by the Company's Board of Directors on March 8, 2007.

        In April 2007, the Company continued meeting with underwriters to discuss a potential initial public offering of the Company's Common Stock. At this time, the Company was advised that the timing of in initial public offering would be between 12 and 18 months away. The underwriters also advised the Company that the estimated price per share of the Company's Common Stock sold in an initial public offering would be between $9.00 and $11.00 per share.

Valuation Date: June 30, 2007, Common stock valued at $3.60 per share

        As of this date, the Company had received additional financial results and confirmed that its revenues were continuing to increase consistent with its expectations following the completion of the acquisition of PDSHeart. The Company was also in continuing discussions with underwriters regarding an initial public offering of the Company's Common Stock and expected to file a Registration Statement by the end of 2007. During this time, the underwriters continued to advise the Company that the anticipated price per share of Common Stock sold by the Company in an initial public offering was expected to be between $9.00 and $11.00 per share. As a result, the Company held the probability of an initial public offering included in the Company's financial models at 50% and reduced the probability of being acquired in its financial models to 15% based in large part upon increasing turmoil in the credit finance markets and the perceived difficulty in obtaining funds necessary to finance any acquisition of the Company by potential acquirors. Based on the foregoing, the estimated fair value of the Company's Common Stock determined in connection with the PWER Method was determined to be $3.60 per share. No options have been granted with an exercise price of $3.60 per share, but the Company expects that options that it expects to grant in September 2006 will be granted with an exercise price of $3.60 because no significant event has occurred involving the Company which, in the judgment of the Company's Board of Directors, resulted in a material change to the value of the Company's Common Stock since the value of the Common Stock was determined by the Company's Board of Directors on June 30, 2007.

Warrants to purchase Series D-1 preferred stock at an exercise price of $3.50 per share in March and August 2006

        The warrants issued in March and August 2006 to acquire shares of the Company's Series D-1 Preferred Stock were issued in order to induce certain investors to invest in the bridge financing transactions in March and August 2006 that are described on page 111 of Amendment No. 1. The warrants provide that in the event the Company sold shares of Preferred Stock in a qualified financing prior to the maturity date of the notes issued in the bridge financings, the warrants would become exercisable such shares of Preferred Stock at an exercise price equal to the price per share of Preferred Stock sold in such financing. In the event that no such qualified equity financing occurred, the warrants provide that they would become exercisable for shares of a series of Preferred Stock to be created following the maturity date of the notes which would be called Series D-1 Preferred Stock and would be valued at an original issue price of $3.50 per share. As a result, until early 2007 the Company could not determine the series of Preferred Stock for which the warrants would become exercisable or the exercise price of the warrants and therefore did not take the warrants into account in determining the fair market value of its Common Stock until the valuations completed as of February 16, 2007 and thereafter. The only impact of the issuance of these warrants on the Company's determinations of fair value was that the number of shares underlying the warrants was taken into consideration when computing the number of shares outstanding as of the various valuation dates.

        69.    For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in the notes to financial statements:

  •
  For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value (if any) per option.

  •
  If the valuation specialist was a related party, please disclose that fact.

        Response:    The Company has added a table on page F-24 to Amendment No. 1 to describe options granted during the twelve months prior to the June 30, 2007 balance sheet which sets forth by each grant date the number of options granted, the exercise price, the fair value of common stock and the intrinsic value of the options, if any. The Company hereby confirms that the valuation specialist was not a related party.

        70.    Please tell us the business reason for the significant increase in fair value of common stock from $0.81 in 2006 to $2.52 as of February 16, 2007 (prior to the acquisition of PDSHeart).

        Response:    The primary factor relating to the significant increase in the fair value of common stock from $0.81 in 2006 to $2.52 as of February 16, 2007 is that on February 5, 2007, the Company had reached an agreement to acquire PDSHeart for approximately $50 million, pending the Company's ability to issue a new series of preferred stock to fund the acquisition. The total amount the Company expected to raise in the preferred stock financing was anticipated to be approximately $110 million. The acquisition provides numerous benefits to the Company, including the opportunity to cross sell into the respective customer bases of the Company and PDSHeart and the ability of the combined companies to become a "one stop shop" for arrhythmia monitoring services. The Company believes that approximately 5% of its accounts overlap with those of PDSHeart, which the Company expected to result in an acceleration of the Company's market expansion strategy by providing the Company with immediate access to a sales force with physician relationships in geographies where the CardioNet system was not previously sold. This anticipated CardioNet market expansion, coupled with the existing event and Holter business of PDSHeart, resulted in a higher valuation of the fair value of common stock. The additional cash anticipated to be raised in the preferred stock offering also contributed to a higher valuation. Additionally the company experienced a significant increase in revenues in the fourth quarter of 2006 and expected a further increase in the first quarter of 2007 due to planned geographic expansion and increased patient service revenues.

        71.    Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

        Response:    The Company acknowledges the Staff's comment.

Note 3. Acquisition—PDSHeart, Inc., page F-13

        72.    Please revise to include the pro forma information required by paragraphs 54 and 58 of SFAS 141.

        Response:    The Company has revised the disclosure on page F-15 of Amendment No. 1 as requested.

        73.    Please disclose the factors contributing to a purchase price resulting in significant goodwill as required by SFAS 141 paragraph 51b.

        Response:    The Company has revised the disclosure on page F-14 of Amendment No. 1 as requested.

        74.    Please expand to provide a description of any information on which you are awaiting in order to finalize the purchase allocation.

        Response:    The Company has revised the disclosure on page F-14 of Amendment No. 1 as requested.

Note 8. Shareholder's Equity (Deficit), page F-17

Mandatorily Redeemable Convertible Preferred Stock, page F-17

        75.    We see that you issued 1,456 shares of MRCPS to a major shareholder of PDSHeart as consideration in the PDSHeart acquisition. Please tell us how this issuance was considered in the determination of the purchase price for PDSHeart. Tell us and expand to clarify why this consideration is not described or included in the purchase price allocation in Note 3 where the acquisition is described.

        Response:    The 1,456 shares of MRCPS, at fair market value of $1,000 per share, were issued to the shareholder in lieu of paying off $1,456,000 of a PDSHeart note payable to this shareholder. The $1,456,000 note payable is included in the $5.2 million of debt assumed by the Company in the PDSHeart acquisition. The disclosure on page F-15 of Amendment No. 1 has been expanded and a reconciliation of the aggregate cash paid and net of cash acquired by the Company in the PDSHeart acquisition has been added to Amendment No. 1 on page F-15 as requested.

Preferred Stock Warrants, page F-19

        76.    We reference the warrants to purchase shares of Series D-1 preferred stock that you issued in May and August 2006 in connection with the bridge financing transactions and to Guidant Investment Corporation in connection with the extension of the term of its debt. Please provide footnote disclosure of your accounting for the warrants, including the terms of the warrants, how you valued the warrants and how they are reflected in your financial statements. In a written response, also show us that your accounting for these warrants is appropriate.

        Response:    The Company has concluded the warrants issued in connection with the bridge financing transactions and to Guidance Investment Corporation should be accounted for under the provisions of APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. The Company has corrected the accounting for these warrants in the 2005, 2006 and 2007 financial statements by recording a discount against its borrowings and has accreted this discount into interest expense using the effective interest method.

        77.    Please tell us how you considered whether the warrants related to the convertible preferred stock should be accounted for as liabilities under FSP FAS150-5.

        Response:    The warrants issued to purchase Series D-1 convertible preferred stock were not accounted for as a liability under the provisions of FSP FAS 150-5 because the Series D-1 convertible preferred stock is not redeemable.

Common Stock Issued for Services, page F-19

        78.    Please revise to disclose the amount recognized as expense for common stock issued to non-employees for services. Please also disclose how you determined the value of the shares issued during the six months ended June 30, 2007.

        Response:    The Company has revised the disclosure on pages F-21 and F-22 of Amendment No. 1 as requested.

Stock Based Compensation, page F-20

        79.    Please complete the next to last paragraph on page F-21 which begins "During the years ended December 31, 2005 and 2004..." That is, disclose the Black-Scholes assumptions referred to in the paragraph.

        Response:    The Company has revised the disclosure on page F-24 of Amendment No. 1 as requested.

        80.    In the last paragraph of page F-21, please expand to describe the FIN 28 method.

        Response:    The Company has determined that FIN 28 is not relevant to the amortization of stock option expense, and has deleted the reference accordingly.

PDSHeart Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-30

        81.    We see that you present cash flows from settlement of insurance claims within financing activities. We see from the disclosure in Note 2 that the settlement relates to a billing dispute with a third party payor and the Department of Justice. Please tell us why you believe that the cash flows are appropriately recorded as a financing activity under SFAS 95. Please be specific in supporting the classification in GAAP.

        Response:    After further analysis and review of the cash flow treatment of settlements by other healthcare registrants, the Company determined that the provision for the settlement in 2004 and the payment in 2006 should have been classified as adjustments to reconcile net income (loss) to net cash provided by operating activities. The statements of cash flows on page F-33 have been reclassified to more accurately present the settlement.

Note 2. Summary of Significant Accounting Policies

Third Party Settlement, page F-31

        82.    Please tell us how you have reflected the $627,446 payment in 2006 to settle the DOJ liability within the consolidated statement of cash flows. Please also disclose the nature of the $584,098 cash provided by the settlement of insurance claim during the year ended December 31, 2004. Please also disclose the classification of these amounts within the consolidated statements of operations.

        Response:    As a point of clarification, the 2006 payment to settle the DOJ liability was $637,446 as opposed to $627,446 noted in the comment. This payment is now reflected in the statements of cash flows, under operating activities, as a $611,000 reduction of the amount due to the third party payor. The remaining $26,446 was recorded in the 2005 results of operations as interest expense and reflected in operating activities as a deduction from net income (loss).

        The $584,098 of cash provided by the settlement has been reclassified into cash flows from operations. Of this amount, $337,200 is now shown as a provision for settlement with a third party payor (reduction of net patient revenue in 2004) and the balance was adjusted against the change in account receivable.

        83.    Tell us why it is appropriate to record the 2006 DOJ settlement as a correction of an error in the 2004 financial statements. Please fully describe your rationale and provide us detailed and specific support in GAAP for the accounting applied.

        Response:    The Company submits that Blue Cross/Blue Shield (BCBS) took the position that PDSHeart's five line billing arrangement was not appropriate and although bills were processed by BCBS with the five line billing, there was never a written confirmation as to the appropriateness of this billing approach. Correspondence between BCBS and PDSHeart indicated that there was a misuse of facts and/or oversight on the part of PDSHeart that existed at the time the financial statements were issued. Therefore, following the guidance in paragraph 13 of APB 20 and FAS 154, PDSHeart treated this as a correction of an error in its 2004 financial statements and recorded a provision for a settlement with the third party payor.

Note 7. Long-term Debt, page F-36

        84.    Please tell us how cash flows from the item "Due to Third Party Payer" are classified for statement of cash flows purposes and explain why the classification is appropriate under SFAS 95.

        Response:    The liability for the amount due to the third party payor of $2,927,000 was originally established through provisions for settlement with a third party payor in the results of operations from 2001 through 2004. These provisions were recorded as reduction of revenue in these prior years. In the statements of cash flows, from 2001 through 2004, these provisions would have been non cash adjustments to reconcile net income (loss) to the cash provided by operating activities.

        In 2006, upon settlement of the $2,927,000 liability, the Company paid $611,000 in cash (stated separately as a use of cash in "cash flows from operations"), wrote off outstanding accounts receivable totaling $2,016,000 ("reduction of accounts receivable" and "due to third party payor—non cash item") and entered into a note payable for $300,000 ("exchange of one liability for another liability—non cash item"). In addition, in 2005 the interest charged to the Company by the Department of Justice of $26,446 was recorded as interest expense and a corresponding increase to accrued interest payable. In 2006, the Company paid the interest and reduced the accrued interest payable. The statements of cash flows has been updated to reflect the cash impact of these items.

Part II

Item 17. Undertakings, page II-6

        85.    Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

        Response:    The Company has revised the disclosure on page II-7 of Amendment No. 1 to add the above referenced undertakings.

Exhibits

        86.    We note that you have requested confidential treatment for portions of exhibits to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

        Response:    The Company acknowledges the Staff's comment.

Exhibit 23.1 and 23.2

        87.    Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

        Response:    The Company acknowledges the Staff's request and hereby confirms that its auditors will provide the requested consents.

**********

        The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 1 or this response letter to me at (858) 550-6026 or Frederick T. Muto, Esq. at (858) 550-6010.

Sincerely,

Cooley Godward Kronish LLP

/s/ Ethan E. Christensen

Ethan E. Christensen, Esq.

cc:
James M. Sweeney, CardioNet, Inc.
Gregory A. Marsh, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP
Donald Murray, Esq., Dewey Ballantine LLP
Margaret S. Lam, Esq., Dewey Ballantine LLP

Exhibit A

Backup Sources

Tab	S-1 Disclosure	S-1 Page(s)	Source Document	Public Availability

1.	"Arrhythmias affect more than 4 million people in the United States."	2, 61	Arrhythmia Treatment at Mayo Clinic: About Arrhythmia, Mayo Clinic	Yes

2.	"According to the American Heart Association, arrhythmias result in more than 780,000 hospitalizations... per year."	2, 61	What is an Arrhythmia?, American Heart Association	Yes

3.	"According to the American Heart Association, arrhythmias contribute to approximately 480,000 deaths per year."	2, 61
			Heart Disease and Stroke Statistics-2007 Update. A Report From the American Heart Association Statistics Committee and Stroke Statistics Subcommittee, Circulation- Journal of the American Heart Association	Yes

4.	"A 2005 Frost & Sullivan study reported that Holters have been found to be effective in diagnosing cardiac arrhythmias only 10% of the time."	3, 63	U.S. ECG and Cardiac Monitoring Products and Services Markets, Frost & Sullivan Research Service (April 20, 2005)	Yes

5.	"The most prevalent arrhythmia is atrial fibrillation"	62	Lifetime Risk for Development of Atrial Fibrillation: The Framingham Heart Study, Circulation- Journal of the American Heart Association	Yes

6.	"[atrial fibrillation] affects approximately 2.2 million Americans..."	62	What is Atrial Fibrillation (AF)?, American Heart Association	Yes

7.	"According to the Framingham Study published in 2004, one in four people over the age of 40 in the United States has a lifetime risk of developing atrial fibrillation"	62	Lifetime Risk for Development of Atrial Fibrillation: The Framingham Heart Study, Circulation- Journal of the American Heart Association	Yes

8.	"... the incidence of atrial fibrillation increases with age"	62	Lifetime Risk for Development of Atrial Fibrillation: The Framingham Heart Study, Circulation- Journal of the American Heart Association	Yes

9.	"According to the American Heart Association, approximately 15% to 20% of the estimated 700,000 strokes that occur annually in the United States are attributable to atrial fibrillation..."	62	•
			Heart Disease and Stroke Statistics-2007 Update. A Report From the American Heart Association Statistics Committee and Stroke Statistics Subcommittee, Circulation- Journal of the American Heart Association

			•	Lifetime Risk for Development of Atrial Fibrillation: The Framingham Heart Study, Circulation- Journal of the American Heart Association
			•	Impact of Stroke, American Stroke Association	Yes

10.	"... people with atrial fibrillation are approximately five times more likely to have a stroke."	62	Lifetime Risk for Development of Atrial Fibrillation: The Framingham Heart Study, Circulation- Journal of the American Heart Association		Yes

11.	"Syncope accounts for 1% to 3% of emergency department visits and up to 6% of hospital admissions each year in the United States."	62	What is syncope?, American Heart Association		Yes

QuickLinks

[Letterhead of Cooley Godward Kronish LLP]
Exhibit A Backup Sources